February 5, 2008

Willis B. Hale
Chief Executive Officer
Peer Review Mediation and Arbitration, Inc.
1450 S. Dixie Highway, Suite 201
Boca Raton, FL 33432

Re: Peer Review Mediation and Arbitration, Inc.
Amendment No. 3 to Form 10-SB12(g)
Filed on January 18, 2008
File No. 0-52712

Dear Mr. Hale:

       We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

       All page numbers refer to the marked courtesy copy of the registration statement that you provided to us.

Executive Compensation, page 25

1.   We note your revised disclosure in response to prior comment 3; however, your narrative disclosure for 2007 compensation amounts refers only to compensation awarded through September 30, 2007. Please revise this reference to cover the entire 2007 fiscal year. Refer Item 402 of Regulation S-B. In addition, we note that in the description of Mr. Hale's employment contract on page 27, Mr. Hale is to receive $175,000 pear year but will receive a $25,000 increase in 2008. Please reconcile this disclosure with the compensation table, which shows that he received $200,000 in 2007.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Eric McPhee, Accountant, at (202) 551-3693 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale, Staff Attorney, at (202) 551-3402 or the undersigned at (202) 551-3780 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: <u>Via Facsimile</u>
        Robert Brooks